

Mailstop 3561

August 29, 2017

Ivo Heiden
Chief Executive Officer
Kinder Holding Corp.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

>   **Re: Kinder Holding Corp.**
>   **Form 8-K**
>   **Response dated August 16, 2017**
>   **File No. 000-55320**

Dear Mr. Heiden:

We have reviewed your August 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2017 letter.

Form 8-K filed June 26, 2017

Item 5.01 Change in Control of the Registrant

1. We note your response to comment 1 and partially reissue the comment. We note your disclosure of a change in control whereby Intiva USA Inc. purchased 20 million shares of your common stock, representing approximately 88% of your company's issued and outstanding shares of common stock. We also note that you were a shell company prior to the change in control and that you state you continue to be a shell company. Please amend the current report to provide the Form 10 information with respect to Intiva USA Inc., or provide your detailed analysis why you believe such information is not required. In this regard, we note that Item 5.01(a)(8) of Form 8-K requires a registrant that was a shell company prior to a change in control to provide the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting

requirements of Section 13 or 15(d) of the Exchange Act upon consummation of the change in control transaction.

To the extent the closing of the transaction with Intiva BioPharma Inc. triggers additional reportable events under Form 8-K, including, but not limited to, a change in shell status and/or another change in control, it would appear that a new Form 8-K, or an amendment to the August 9, 2017 Form 8-K, containing the requisite Form 8-K disclosures for such events would also be required at that time. Please refer to General Instruction B.1 and B.3 of Form 8-K for guidance.

Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521, Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products